UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: October 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 22, 2021, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Nikita Taldykin to serve as a member of the Board and a member of the Company’s Nominating and Corporate Governance Committee. Mr. Taldykin is replacing Lee Ian Young, who earlier resigned, as a designee of TotalEnergies Solar International SAS and TotalEnergies Gaz Electricité Holdings France SAS pursuant to the Shareholders Agreement dated August 26, 2020.

Since 2018, Mr. Taldykin has been the Vice President and General Counsel – Upstream and Corporate Services of TotalEnergies American Services, located in Houston, Texas. In this role, he sits on several management committees and boards of directors and is responsible for corporate governance and managing legal and compliance affairs for the company’s upstream affiliates in the United States. He joined TotalEnergies Solar International SAS in 2010 and has since held several business development and legal roles. Mr. Taldykin began his career in private practice at Vinson & Elkins LLP, where he focused on domestic and cross-border energy transactions across Asia-Pacific, Europe, North America, Africa, Latin America and the Caribbean. Mr. Taldykin obtained a Bachelor of Arts in Government and Economics from Georgetown University and a Juris Doctor from Georgetown University Law Center, located in Washington, D.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 25, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer